Exhibit 21.1

SUBSIDIARIES

Subsidiary	Jurisdiction of Organization

Diamond Foreign Asset Company	Cayman
Diamond Offshore Drilling (UK) Ltd	England
Diamond Offshore Drilling Limited	Cayman
Diamond Offshore Finance Company	Delaware
Diamond Offshore General Company	Delaware
Diamond Offshore International, L.L.C.	Delaware
Diamond Offshore Limited	England
Diamond Offshore Management Company	Delaware
Diamond Offshore Services, LLC	Delaware
Diamond Rig Investments Limited	England